Exhibit 99.2

Exhibit No.	Exhibits

99.2	Cash dividend declaration on the Company’s Common Stock;

Appointment of a Lead Independent Director;
Appointment of Head of People Group; and
Appointment of Non-Voting Member of the Executive Compensation Committee and Governance and Nomination Committee.

March 21, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 21, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,656 As of February 28, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 21, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 9 (Other Events) and Item 4 (Election or Appointment of Director and Officer)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 21, 2019, the Board approved or confirmed the following actions:

(a)	Declaration of a final regular dividend of Php36.00 per outstanding share of the Company’s Common Stock, payable on April 23, 2019 to the holders of record on April 4, 2019.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2018, which are sufficient to cover the total amount of dividend declared.

(b)	Appointment of Former Chief Justice Artemio V. Panganiban as Lead Independent Director.

This appointment is pursuant to Recommendation 5.5 of the Code of Corporate Governance for Publicly-Listed Companies, which provides that the Board should designate a lead director among the independent directors if the Chairman of the Board is not independent, including if the positions of the Chairman of the Board and Chief Executive Officer are held by one person.

(c)	Appointment of Ms. Gina Marina P. Ordoñez as Head of People Group, PLDT Group, effective immediately.

Ms. Ordoñez is concurrently leading HR Operations and Process Quality Management Groups. She joined the PLDT Group in 2016 under the Business Transformation Office (BTO) and later assumed headship role of Smart Communications, Inc.’s People Group in May of the same year before moving back to BTO in 2018 to head Process Quality Management.

Ms. Ordoñez previously served as Vice President for Service Operations and Quality Management at Makati Medical Center from 2009 – 2015. She was a Service Quality Consultant of Security Bank from 2014 – 2016. Most of her professional life had been spent with Citibank where she served as Head of Customer Experience for Consumer Banking and held other leadership positions.

Ms. Ordoñez is also a professional and registered Corporate Coach certified to run Coaching Clinics. She completed her Coach training from Coach U and is currently a member of the International Coach Federation and Asia Pacific Alliance of Coaches.

She finished BS Environmental Planning in Maryknoll College and has strong preparation and education on leadership, customer service and operations management here and abroad.

(d)	Appointment of Ms. Gina Marina P. Ordoñez as Non-Voting Member of the Executive Compensation Committee and Governance and Nomination Committee, effective immediately.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 21, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  March 21, 2019